SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended 30 June 2005
NORSK HYDRO ASA
(Translation of registrant’s name into English)
Drammensveien 264, Vækerø
N-0240 OSLO
Norway

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
          Form 20-F  ☑                                                                                                                         Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes  ☐                                                                                                                             No          ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-
This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2  |  Hydro’s Quarterly Report 2nd quarter — 2005
Norsk Hydro ASA and Subsidiaries
Operating and financial review and prospects
For the six months ending 30 June 2005

Operating income	Earning per share from continuing operations

Consolidated results (US GAAP)

	Second quarter				First half		Year
	2005	2005	2004	2005	2005	2004	2004
Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	42,119	5,331	37,864	84,271	10,667	76,946	153,891

Operating income	11,255	1,425	8,290	23,009	2,913	17,566	31,847
Non-consolidated investees	246	31	121	459	58	252	628
Financial income (expense), net	(558)	(70)	(447)	(1,468)	(186)	(1,071)	136
Other income (loss), net	233	29	—	233	29	110	169

Income from continuing operations before tax and minority interest	11,176	1,415	7,964	22,233	2,814	16,857	32,780

Income tax expense	(7,430)	(941)	(5,605)	(14,713)	(1,862)	(11,391)	(21,197)
Minority interest	(169)	(21)	(135)	(250)	(32)	(107)	(106)

Income from continuing operations	3,577	453	2,224	7,270	920	5,359	11,477
Income from discontinued operations2)	—	—	—	—	—	1,083	1,083

Net income	3,577	453	2,224	7,270	920	6,442	12,560

Basic and diluted earnings per share from continuing operations (in NOK and Euro)3)	14.30	1.81	8.70	29.00	3.67	21.00	45.10
Basic and diluted earnings per share (in NOK and Euro) 3)	14.30	1.81	8.70	29.00	3.67	25.20	49.40

Financial data

Investments — million	4,558	577	3,925	8,022	1,015	8,701	19,464
Adjusted net interest-bearing debt/equity 4)	0.14	0.14	0.20	0.14	0.14	0.20	0.11
Debt/equity ratio	0.29	0.29	0.39	0.29	0.29	0.39	0.28

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2005, which was 7.9005.

2)	On 24 March 2004, Hydro’s agri business was transferred to Yara International ASA in a demerger transaction. Results of the transferred operations relating to periods prior to the demerger are reported under “Income from discontinued operations”.

3)	Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

4)	Adjusted net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases. See page 31.

All comparative figures are for the corresponding period in 2004 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2005 presentation.

Hydro’s Quarterly Report 2nd quarter — 2005  |  3
Hydro’s income from continuing operations in the second quarter was NOK 3,577 million (NOK 14.30 per share), up from NOK 2,224 million (NOK 8.70 per share) in the second quarter of 2004. For the first half of 2005, Hydro’s income from continuing operations amounted to NOK 7,270 million (NOK 29.00 per share) compared with NOK 5,359 million (NOK 21.00 per share) in the first half of 2004.
Operating income in the second quarter of 2005 amounted to NOK 11,255 million compared with NOK 11,754 million in the first quarter of 2005 and NOK 8,290 million in the second quarter of the previous year. The strong operating results reflected the continued high oil and gas prices in the period. Operating income for the first half of the year amounted to NOK 23,009 million compared with NOK 17,566 million in the first half of 2004.
“Hydro’s strong second quarter was characterized first and foremost by record-high oil prices, extensive business development and promising oil exploration, as well as continued efforts to strengthen the profitability in our aluminium business. We are taking important steps to intensify restructuring measures in Aluminium,” says Eivind Reiten, President and CEO.
“The operating income for Oil & Energy remains impressive. Production in the period was somewhat lower than in the first quarter due mainly to maintenance and seasonably lower gas off-take, but we maintain our production target for the year of 575,000 barrels per day. Due to high oil prices, combined with Hydro’s existing portfolio, competence and technological skills, Hydro sees increased commercial opportunities on the Norwegian Continental Shelf after a thorough review of the prospects,” he says. “I am challenging our best people to actively pursue the opportunities to increase our resource base in the near and medium term.”
Operating income for Oil & Energy continued at record levels, amounting to NOK 9,447 million for the quarter. Hydro realized an average oil price of US dollar 49.8 per barrel in the second quarter of 2005, an increase of 7 percent compared with the first quarter of 2005 and 44 percent higher than in the second quarter of 2004. Oil and gas production averaged 539,000 barrels of oil equivalents (boe) per day during the second quarter, about 8 percent lower than the level achieved in the first quarter of 2005. For the first half of the year, average oil and gas production declined about 5 percent, compared with the same period last year, to 561,000 boe per day. Production from the partner-operated Snorre field, which experienced an unplanned shutdown toward the end of 2004, still remains below normal production levels. In addition, increased maintenance activity on other fields negatively impacted production for the first half of the year. Operating income for Energy and Oil Marketing amounted to NOK 660 million for the quarter which was NOK 87 million higher than the second quarter of the previous year. The increase mainly reflected higher electric power production and positive oil trading activities. The Ormen Lange project is proceeding according to schedule and on budget and was 38 percent completed by the end of June. Substantial exploration and business development activities, internationally and in Norway, delivered promising results. During the quarter, a discovery was made on the Anaran field in Iran. Currently several zones are being tested with positive flow rates of oil and commercial evaluation of the field is ongoing. Hydro has for a period an exclusive first right to negotiate an agreement with NIOC (National Iranian Oil Company) for the field development based on the “buy-back” contract format used in Iran.
Aluminium’s operating income amounted to NOK 1,337 million for the quarter, increasing by NOK 68 million from the second quarter of 2004. Primary metal production increased by 9 percent to 457,000 tonnes, compared with production in the second quarter of 2004. The increase resulted primarily from the Sunndal expansion in Norway and the Alouette expansion in Canada. Compared with the second quarter of 2004, Hydro’s realized aluminium price in US dollars increased about 12 percent to US dollar 1,856 per tonne. Realized prices in Norwegian kroner, however, improved only 2 percent. Developments for the quarter were also influenced by unrealized gains on London Metal Exchange (LME) contracts amounting to NOK 294 million compared with NOK 18 million for the second quarter of the previous year. As a result of increasing power prices, Hydro has decided to close two primary aluminium plants located in Germany. This comes in addition to the earlier decision to close the Søderberg production lines at the Høyanger smelter late in 2005 or early in 2006. Hydro is also preparing to close the Sødeberg production lines at the Årdal smelter. Total costs relating to all of the closures are expected to reach NOK 1 billion. The closures will increase the competitiveness of the Company’s upstream operations. Preparations continue relating to the planned development of a 570,000 tonne capacity primary aluminium plant in Qatar. As a result of strong domestic and international demand for gas from Qatar, production start-up of the plant has been rescheduled and is now expected in the fourth quarter of 2009. Final decisions relating to the project are expected to be taken in 2006.
Outlook
Oil prices are expected to remain high for the remainder of 2005. Volatility in the gas and power markets is expected to continue and could result in substantial unrealized gains and losses in future quarters. Production from Snorre will continue to be lower than normal. ln addition, planned maintenance shutdowns combined with seasonal declines in gas production will impact production levels in the next quarter.
Following a thorough review of its asset portfolio as well as identified exploration targets, Hydro sees significant potential for further value creation on the Norwegian Continental Shelf (NCS). Hydro will continue to exploit these opportunities decisively. The Company is confident that its proven track record of successful deployment of new and cost efficient technologies, will lead to field life extensions as well as new field developments adding to its resource base. The present strong oil market fundamentals and positive long-term mar-

4  |  Hydro’s Quarterly Report 2nd quarter — 2005
ket outlook provides the necessary incentives to pursue opportunities which were previously deemed not commercial. Hydro will also continue to pursue international business opportunities to further enhance its resource base.
In July, aluminium trading on the LME ranged between US dollar 1,750 - 1,850 per tonne after a period of higher price volatility in June. Upstream market fundamentals are expected to remain sound for the remainder of 2005. Realized effects of the Sunndal hedge program, which had a positive influence on results for the first half of 2005 of NOK 258 million, are expected to be marginal during the second half of the year due to anticipated losses on the related LME contracts and limited positive contribution on the related US dollar forward contracts. Global economic growth is expected to continue in 2005 at a lower rate than the previous year. However, developments in Western Europe are expected to be flat. Downstream European market developments are expected to remain relatively weak. Indicators for the US downstream market are positive but with lower expected growth rates. Results for Hydro’s Rolled Products sub-segment are expected to be affected during the second half of 2005 from seasonal declines as well as neutral or negative metal price effects compared to positive effects in the first half of the year amounting to NOK 74 million.
Second quarter 2005

		Non-cons, inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	9,447	54	—	2,466	11,967
Hydro Aluminium	1,337	170	—	946	2,453
Other activities	109	124	233	124	590
Corporate and eliminations	362	153	—	8	523

Total 1)	11,255	501	233	3,544	15,533

1)	See specification on page 39.

First half 2005

		Non-cons, inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	19,289	89	—	5,005	24,383
Hydro Aluminium	2,678	362	—	1,849	4,889
Other activities	284	245	233	250	1,012
Corporate and eliminations	758	330	—	13	1,101

Total 1)	23,009	1,026	233	7,117	31,385

1)	See specification on page 39.

Earnings from non-consolidated investees amounted to NOK 246 million in the second quarter, compared with NOK 121 million in the same period of the previous year. The increase is mainly due to continued strong operating results from Alunorte, the Brazilian alumina refinery, and improved operating results from the partly owned Søral smelter in Norway. In addition, the current quarter included unrealized currency gains relating to Alunorte amounting to NOK 116 million compared with unrealized currency losses of NOK 65 million in the second quarter of the previous year. Charges relating to the planned closure of Hamburger Aluminium Werk GmbH in Germany had a negative impact for the quarter amounting to NOK 149 million.

Hydro’s Quarterly Report 2nd quarter — 2005 |  5
Net financial expenses for the second quarter amounted to NOK 558 million compared with NOK 447 million for the second quarter of 2004. The current quarter included a net foreign currency loss of NOK 561 million, mainly as a result of the strengthening of the US dollar during the quarter.
Other income was NOK 233 million for the second quarter of 2005. In January 2004, Hydro divested 80.1 percent of its shares in Pronova Biocare, resulting in a gain of NOK 110 million. On 15 April 2005, Hydro agreed to sell its remaining interest in Pronova Biocare for NOK 275 million, recognizing an additional gain on the sale amounting to NOK 233 million. The sale was completed in the second quarter of 2005.
Income tax expense for the first half of 2005 amounted to NOK 14,713 million compared with NOK 11,391 million for the corresponding period of the previous year, representing 66 percent and 68 percent of income from continuing operations before tax, respectively.
Cash flow from operations for the first half year amounted to NOK 11.8 billion, compared with NOK 12.2 billion in the corresponding period of 2004.
Investments amounted to NOK 4.6 billion for the quarter. Roughly 80 percent of the amount invested related to oil and gas operations.
The contribution to Return on average Capital Employed (RoaCE1)) was 9.4 percent for the first half of 2005. The RoaCE contribution for the first half-year is based on actual earnings and capital employed for the period and has not been annualized.

1)	Roace is defined as “Earnings after tax” divided by average “Capital Employed”. See also discussion pertaining to Non GAAP financial measures included later in this report.

6  |  Hydro’s Quarterly Report 2nd quarter — 2005
Hydro Oil & Energy
Operating income (loss)

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	9,049	6,606	18,106	13,688	28,363
Energy and Oil Marketing	660	573	1,706	1,306	2,650
Eliminations	(262)	5	(523)	8	131

Total	9,447	7,184	19,289	15,002	31,144

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	11,348	8,990	22,804	18,583	38,168
Energy and Oil Marketing	881	769	2,101	1,676	3,478
Eliminations	(262)	5	(522)	8	132

Total	11,967	9,764	24,383	20,267	41,778

	Second quarter		First half		Year
	2005	2004	2005	2004	2004

Oil and gas production (thousands boe/d)	539	569	561	592	572
Oil price (USD/bbl)	49.80	34.70	48.10	33.10	37.30
Oil price (NOK/bbl)	317.90	238.00	304.80	227.90	251.30
Average exchange rate USD/NOK	6.39	6.85	6.34	6.88	6.74
Gas price (NOK/Sm3)	1.31	0.98	1.39	1.04	1.09
Exploration expense (NOK million)	240	199	549	447	1,264

     Hydro Oil & Energy consists of the two sub-segments ‘Exploration and Production and ‘Energy and Oil Marketing’.
Operating income
Second quarter operating income for Oil & Energy increased by 32 percent to NOK 9,447 million compared with the same period last year. The strong results for the quarter mainly resulted from the continued high oil and gas prices. Operating income for the first half of 2005 was NOK 19,289 million up from NOK 15,002 million for the first half of 2004.
Market developments
Average market oil prices for Brent Dated were US dollar 51.6 per barrel in the second quarter, about US dollar 4.1 per barrel higher than first quarter prices. Prices were volatile, ranging between US dollar 58.47 and 46.32 per barrel. A US dollar 8 per barrel price decline from April to mid-May was caused by increased Saudi Arabian crude output, increased crude oil inventory levels, lower petroleum product imports into China and weaker gasoline and gasoil prices. From mid-May, oil prices rallied to the end of the quarter with Brent Dated increasing by US dollar 10 per barrel. Focus on short-term inventory developments impacted market sentiments as crude stocks in the US began to fall. This, together with a focus on tight gasoil stocks ahead of the winter season, strengthened prices. On June 15, OPEC increased its production quota by 0.5 million barrels per day to 28 million barrels per day. Oil prices pushed further upwards with the anticipation of further vulnerability related to OPEC spare production capacity. Average market prices for gas were higher in the second quarter than in the corresponding period last year, but decreased compared to the first quarter due to lower seasonal demand. Rising oil prices have led to a sharp increase in the forward market for gas, especially for the coming winter where a tight capacity outlook has resulted in record high prices. Nordic electric power prices decreased during the second half of the quarter, due to increased snow melt and lower seasonal consumption. However, the forward power prices have increased significantly during the second quarter, mainly driven by European power prices, which are impacted by a significant increase in CO2 quota prices.
Hydro realized average crude oil prices during the second quarter of US dollar 49.8 per barrel, compared with US dollar 34.7 per barrel in the corresponding period last year and US dollar 46.4 in the first quarter of 2005. Hydro’s average realized crude oil price was US dollar 1.8 below the average Brent price of US dollar 51.6 per barrel, mainly resulting from a negative price differential on oil from the

Hydro’s Quarterly Report 2nd quarter — 2005  |  7
Grane field, which is heavier than Brent blend and therefore sold at lower average prices. Measured in Norwegian kroner, oil prices were NOK 317.9 per barrel, about 34 percent higher than in the second quarter of 2004 and about 9 percent higher than in the first quarter of 2005.
Realized gas prices in the second quarter were 34 percent higher than in the corresponding period last year, amounting to NOK 1.31 per standard cubic meter (Sm3), or 11 percent lower than the realized gas price of NOK 1.47 per Sm3 in the first quarter of 2005. The positive development compared to last year reflected increased reference prices (oil products) for long-term gas contracts, as well as increased spot prices for gas. The negative price development compared to the first quarter reflected a seasonal drop in spot prices due to lower demand for gas in the summer.
The spot price in the Nordic market for electric power averaged NOK 236 per MWh in the second quarter of 2005, compared with NOK 246 per MWh in the corresponding period last year. The spot price averaged NOK 214 per MWh in the first quarter of 2005. Water reservoir levels in Norway and Sweden were somewhat below normal by the end of the second quarter, but higher than at the end of the same quarter last year.
Adjusted EBITDA
Oil & Energy adjusted EBITDA for the first quarter was NOK 11,967 million, an increase of 23 percent compared with the same period last year. Adjusted EBITDA for the first half of 2005 was NOK 24,383 million compared to NOK 20,267 million for the first half of 2004.
Factors affecting developments in the coming quarters
Oil and gas prices are expected to remain strong. A high degree of market volatility is expected to continue and could have a substantial impact on marked-to-market valuation of gas and power contracts. Output from the partner-operated Snorre field on the NCS will continue to be lower than normal. Planned maintenance shut-downs in the third quarter together with seasonal declines in gas lifting will also impact production levels. Planned maintenance stops in the third quarter are expected to reduce production by about 21,000 barrels per day.
During the year, the strong gas market, combined with higher gas production capacity as a result of increased gas production permits obtained from the Norwegian authorities, is expected to offset the lower oil production in the first half of 2005, negatively impacted by unscheduled shut-downs on partner-operated fields. Hydro expects to reach its previously communicated production target of 575,000 boe per day for the year.
Hydro will continue to exploit new development opportunities within its existing portfolio and exploration acreage arising from the present strong oil market fundamentals and positive long-term market outlook. The Company is confident that this will add to its existing resource base. Exploration activity, including business development, is expected to be high in the second half of 2005.
Exploration and Production
Operating income
Second quarter operating income for Exploration and Production was NOK 9,049 million, compared with NOK 9,057 million in the first quarter. Operating income was 37 percent higher than in the same period last year, mainly driven by higher oil and gas prices. Operating income for the first half of 2005 was NOK 18,106 million up from NOK 13,688 million for the first half of 2004.
Average oil and gas production in the second quarter of 2005 reached 539,000 boe per day. This is below the level achieved in the same period last year of 569,000 boe per day, and a decrease of 45,000 boe per day compared with the first quarter of 2005. Oil and gas production for the first half of 2005 reached 561,000 boe per day compared to NOK 592,000 boe per day for the first half of 2004. Oil production in the second quarter of 2005 amounted to 385,000 barrels per day, which was 21,000 barrels lower than in the first quarter of 2005 and 37,000 barrels lower than in the same period last year. Maintenance stops resulted in oil production losses of approximately 41,000 barrels per day during the quarter. This was higher than expected due to longer than planned shutdowns of the Grane and Oseberg fields. Production from the Snorre field on the NCS has still not reached normal production levels since the shutdown at the end of 2004, due to reduced capacity for injection of associated gas. The Oseberg Sør J-structure started production in mid June, and will reach peak production of approximately 7,000 boe per day (Hydro’s share) in 2006. Gas production in the quarter amounted to 154,000 boe per day compared with 178,000 boe per day in the first quarter of 2005 as a result of seasonal declines in demand. Gas production was approximately 7,000 boe per day or 5 percent higher than in the second quarter last year. The increase reflected higher volumes sold to European continental customers mainly sourced from the Kvitebjørn field, which came on stream late 2004.
Production costs1) amounted to NOK 22.8 per boe for the first half of 2005, compared to NOK 18.5 per boe for the same period last year. The increase mainly resulted from lower production volumes and increased purchase of gas for injection into the Grane field. Production costs for 2005 as a whole are estimated to amount to NOK 24 per boe.

1)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.

8  |  Hydro’s Quarterly Report 2nd quarter — 2005
Exploration costs of NOK 240 million were charged to results in the quarter, compared with NOK 199 million in the second quarter of last year. Exploration costs for the first half of 2005 were NOK 549 million compared to NOK 447 million for the first half of 2004. On the NCS, two exploration wells were drilled during the quarter and one discovery (well 35/11-13) was made north of the Fram field. The second well in the new drilling campaign in the Norwegian Barents Sea, the Statoil-operated Guovca well, was completed in May. No hydrocarbons were discovered and related costs were charged to expense. In Iran, the Hydro operated Azar 2 exploration well reached its targeted depth. The well resulted in a discovery, and flow-rate testing together with commercial evaluation is ongoing. Hydro has an exclusive first right to negotiate an agreement with the NIOC for development of the Anaran field based on the “buy-back” contract format used in Iran. Drilling operations currently underway include three wells on the NCS, two wells in Libya, and one well in Angola.
Adjusted EBITDA
Exploration and production adjusted EBITDA in the second quarter was NOK 11,348 million, an increase of 26 percent compared with the same period last year. Exploration and Production adjusted EBITDA for the first half of 2005 was NOK 22,804 million up from NOK 18,583 million for the first half of 2004.
Projects under development
Hydro-operated: The Ormen Lange/Langeled project is proceeding according to schedule and on budget, and was 38 percent completed by the end of June. A Plan for Development and Operation (PDO) for the Oseberg Delta field, which is located near the Oseberg field in the North Sea, was submitted to the Norwegian authorities in July 2005. Delta is expected to come on stream in the fourth quarter of 2007 and reach a plateau production level of approximately 12,500 boe per day (Hydro’s share) in 2009.
Partner-operated: A PDO for the Tyrihans field, which is located near the Åsgard field in the Norwegian Sea, was submitted to the Norwegian authorities in July 2005. Production from the Tyrihans field is expected to begin in the third quarter of 2009 and reach a plateau production level of approximately 11,000 boe per day (Hydro’s share) in 2016.
Business development
ln the second quarter of 2005, Hydro was awarded the remaining five of the six blocks won in the Gulf of Mexico lease sale 194. Hydro has also signed an agreement on cooperation with Gazprom and Statoil to identify oil and gas resources and develop technological solutions for oil and gas activities in the far northern regions of Norway and Russia. In July, Hydro signed an offshore exploration agreement covering four licenses in North-West Safi in Morocco. Hydro will be the operator of the exploration program with an ownership interest of 48.75 percent. A decision regarding possible drilling operations is expected early in 2007. In Iran, Hydro won the Khorramabad Exploration and Development Tender. The NIOC and Hydro are in the final stages of finalizing a contract covering exploration and potential field development.
Energy and Oil Marketing
Operating income
Energy and Oil Marketing Operating income was NOK 660 million in the second quarter of 2005, an increase of 15 percent compared with the same period last year. The main increase related to power activities and oil trading activities. Compared with the first quarter, operating income decreased by 37 percent, due to lower income from gas and power activities. Energy and Oil Marketing operating income for the first half of 2005 was NOK 1,706 million compared to NOK 1,306 million for the first half of 2004.
Power activities generated operating income of NOK 119 million in the quarter, an increase of NOK 57 million compared with the same period in 2004. Power production in the second quarter was 2.4 TWh, around 32 percent higher than the same period in 2004. Hydro’s reservoir levels at the end of the second quarter were above normal level and significantly higher than at the same time last year.
Gas activities operating income amounted to NOK 377 million for the quarter, NOK 56 million lower than in the second quarter of 2004. Gas activities consist of gas transportation and gas trading activities. Operating income for gas transportation is relatively stable from quarter to quarter and amounted to NOK 377 million for the second quarter of 2005, compared with 337 million in the same period last year. Operating income for gas trading however, is much more volatile as a result of marked-to-market valuations on the gas contracts portfolio. In the second quarter of 2005, operating income for gas trading was nil compared with operating income of NOK 96 million in the same period last year.
Oil trading generated operating income of NOK 103 million in the second quarter of 2005 compared to NOK 67 million the corresponding period last year. The strong result from oil trading is mainly due to favorable positioning during the quarter.
Oil marketing had operating Income of N0K 39 million in the second quarter, which is NOK 17 million higher than in the second quarter of 2004.
Adjusted EBITDA
Energy and Oil Marketing adjusted EBITDA in the second quarter was NOK 881 million, an increase of 15 percent compared with the same period last year. Energy and Oil Marketing adjusted EBITDA for the first half of 2005 was NOK 2,101 million compared to NOK 1,676 million for the first half of 2004.

Hydro’s Quarterly Report 2nd quarter — 2005 | 9
Business development
In June 2005, the board of Naturkraft AS decided to proceed with the construction of Norway’s first commercial onshore gas-fired power plant at Kårstø in western Norway. Naturkraft is owned by Norsk Hydro and Statkraft AS, a Norwegian based producer of electricity, each holding a 50 percent stake. Total investments for the project are estimated at slightly more than NOK 2 billion, and the plant is expected to start electricity production in the fall of 2007. In the second quarter, Hydro also established a wind power company, together with the Norwegian power company Nord-Trøndelag elektrisitetsverk, and signed an agreement to buy a 50 percent stake of Scira, a UK based wind power group.
Eliminations Oil & Energy
As part of its downstream activities, Hydro Energy enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Hydro Energy recognizes both the internal purchase and the external sales contracts at market value. As a result, Hydro Energy recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. Exploration and Production regards the supply contracts to Hydro Energy as normal sales agreements and does not recognize unrealized gains and losses on the contracts. Elimination of the internal sales and purchase contracts between Hydro Energy and Exploration and Production resulted in a negative effect on the operating income for Oil and Energy of NOK 272 million in the second quarter as a result of increasing forward prices.
Hydro Aluminium
Operating income (loss)

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Metals	715	839	1,954	1,807	866
Rolled Products	308	278	538	426	626
Extrusion and Automotive	59	182	23	364	241
Other and eliminations 1)	255	(30)	163	301	72

Total	1,337	1,269	2,678	2,898	1,805

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Metals	1,267	1,305	3,056	2,778	5,298
Rolled Products	464	456	859	791	1,361
Extrusion and Automotive	467	605	810	1,173	1,925
Other and eliminations 1)	255	(31)	164	301	72

Total	2,453	2,335	4,889	5,043	8,656

	Second quarter		First half		Year
	2005	2004	2005	2004	2004

Aluminium price LME, realized (USD/tonne)	1,856	1,657	1,825	1,593	1,638
USD/NOK, realized 2)	6.49	7.10	6.53	7.12	6.98
Primary production (Kmt) 3)	457	418	901	834	1,720

1)	Includes urealized gains and losses on LME-contracts. The effects of these contracts are included in the results tor the segment when realized.

2)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in adjusted EBITDA.

3)	Volumes includes production in the Variable Interest Entity Slovalco.
The Aluminium business area consists of the sub-segments ‘Metals’ (Primary Metals and Metal Products), ‘Rolled Products’ and ‘Extrusion and Automotive’ (including all North American operations). Beginning in the first quarter of 2005, Hydro’s magnesium operations were transferred from Metals to Extrusion and Automotive because the automotive industry is the dominant customer segment for this business. From 1 July 2005 remelt operations in North America will be transferred from Extrusion and Automotive and included in Metals in order to combine the results from these activities with the Company’s worldwide primary and remelt metal results. Prior period amounts will be reclassified.

10  |  Hydro’s Quarterly Report 2nd quarter — 2005
Operating income
Aluminium’s operating income for the second quarter was NOK 1,337 million, compared to NOK 1,269 million in the second quarter of 2004. Hydro’s production of primary aluminium increased by nine percent to 457,000 tonnes in the quarter, compared with the second quarter of last year. The majority of the increase resulted from the expansion of the Alouette and Sunndal plants. Results for the quarter reflected the continued positive effect of increased prices and volumes for the upstream business, offset by weaker markets and lower margins in the other sectors of the value chain. Unrealized gains on LME contracts for the quarter amounted to NOK 294 million compared with NOK 18 million for the second quarter of the previous year. Operating income for the quarter was relatively unchanged compared with the first quarter of 2005. Substantially lower operating results for the Metals segment in the quarter were offset by significantly higher unrealized gains on LME contracts which are included under Other and Eliminations. Positive developments in Rolled Products also contributed to offset the decline.
Operating income for the first half of 2005 was NOK 2,678 million, compared with NOK 2,898 million for the first half of 2004. During the first half of 2005, unrealized gains on LME contracts amounted to NOK 208 million, compared with unrealized gains of NOK 368 million in the first half of 2004.
Market developments
The average market price for aluminium (LME three-month average) increased 6.5 percent to US dollar 1,796 per tonne tor the second quarter compared with the same period in 2004. The average price decreased one percent measured in Norwegian kroner. Compared with the first quarter of 2005, the LME price decreased about five percent in US dollar, and about three percent in Norwegian kroner.
Western world consumption of primary metal (CRU International) increased an estimated 3.5 percent in the second quarter compared with the same period last year. The corresponding global Increase was estimated at five percent. Western world and global production for the quarter increased by four percent and six percent respectively (CRU International). Production and consumption of primary aluminium in China increased by an estimated 15 percent and 12 percent respectively during the second quarter of 2005 compared with the same period last year (CRU International). Net exports of primary aluminium from China continued at a high level through the period January to May, reaching close to 400,000 tonnes in total. As a result of relatively high LME prices an expected decline in exports, as a result of changes in Chinese export tax regulations, did not materialize. However including scrap, semi-fabricated products and other aluminium products, China’s total aluminium trade continued to be approximately balanced for the quarter.
According to available statistics, reported inventories, including producers’ inventories (reported from the International Aluminium Institute) and LME inventories, declined by about 90,000 tonnes during the first half of the year. The reduction was lower than expected mainly due to a strong increase in producers’ inventories. At the end of the second quarter, inventory levels were about 2.8 million tonnes or eight percent lower than at the end of June 2004.
The rolled products market in Europe was soft during the second quarter and the first half of the year compared with corresponding periods in 2004 most notably for standard rolled products such as general engineering and building products. Demand from the transport sector continued to improve, while demand from special product markets like aircraft and lithographic sheet remained relatively strong. Margins continued to be under pressure, especially for standard products, reflecting continued overcapacity in the industry. The US rolled products market continued to grow during the second quarter at a somewhat lower rate than last year, increasing about four percent (CRU International) compared with the same quarter in 2004.
Hydro’s shipments of rolled products in Europe decreased during the second quarter compared with the same quarter last year and volumes were down about three percent for the first half of the year compared with first half of 2004. The decline primarily reflected a shift from customers increasing inventories during 2004 to consuming inventories in 2005. Approximately 77 percent of Hydro’s year-to-date sales were within Europe. Hydro’s total rolled products sales, however, were slightly up for the quarter and the half-year, due to an increase in sales to the US, Asia and other overseas markets. Overall margins were down about three percent during the period compared with the first half of 2004.
The European market for general extrusions was weak during the second quarter. Economic growth in Western Europe was low and industrial production increased at a rate of only 0.5 percent for the quarter compared with the same period last year. In addition, customers continued to reduce inventories, following strong order intake, sales and inventory build up in 2004. According to CRU International, margins were under pressure, in particular for standard products. The overall US extrusion market continued to be quite strong. According to CRU International, shipments increased four to five percent during both the second quarter and the half year compared with the same periods last year, while margins appeared to be stable.
Hydro’s extrusion shipments in Europe were down about five percent during the second quarter compared with the second quarter 2004. Shipments declined substantially in the UK, Italy and France, while Norway and Sweden showed some improvement. Margins also declined slightly during the quarter. However, developments were more positive relating to Hydro’s extrusion building systems, with both shipments and margins maintained at the same level

Hydro’s Quarterly Report 2nd quarter — 2005 | 11
during the first half of 2005 compared with the same period last year. Hydro’s US shipments increased at a somewhat higher rate, but margins declined slightly.
Preliminary figures for global light vehicle sales indicate an increase of about 2.5 percent for the first half year compared with the same period in 2004, and about four to five percent for the second quarter, compared to the second quarter of 2004. Sales were particularly strong in the US in June, mainly due to an extensive sales offensive by General Motors. Asian brands have continued to take market share in the US and Europe.
Activity levels within Hydro’s automotive business showed some improvement during the second quarter compared with the first quarter this year.
Adjusted EBITDA
Adjusted EBITDA for the second quarter was NOK 2,453 million compared to NOK 2,335 million for the corresponding quarter of last year. Results from non-consolidated investees amounted to NOK 159 million compared with NOK 86 million for the second quarter of 2004. The increase mainly resulted from the continued strong operating results from the Alunorte alumina refinery in Brazil in addition to improved operating results from the Søral smelter. In addition, the current quarter included an unrealized currency gain relating to Alunorte of NOK 116 million, compared with an unrealized loss of NOK 65 million in the second quarter last year. The positive developments were partly offset by charges of NOK 149 million for Hydro’s share of costs relating to the planned closure of the Hamburger Aluminium Werk smelter in Germany.
Factors affecting developments in the coming quarters
In July, aluminium (three-month LME) was trading at US dollar 1,750 – US dollar 1,850 per tonne following a period of relatively strong fluctuations during June. Reported inventories declined slightly. The market fundamentals for primary aluminium are expected to remain sound for the remainder of 2005.
Economic growth continues, but more moderately than in 2004. Recent analyst estimates indicate an increase in Western World industrial production of about 2.5 percent in 2005, and 3 – 3.5 percent globally. However, developments for Western Europe are expected to be flat. Primary aluminium shipments tend to develop in line with industrial production on average over time. However, there are large annual deviations due to changing levels of customer inventories during the business cycle. During 2004, inventories increased in all major markets. In Western Europe customers’ inventories have apparently been reduced in 2005, as general economic development has failed to meet earlier expectations. At the same time, economic developments in the US and South East Asia support continued growth.
According to industry analysts, Western World primary production is expected to increase four to five percent during 2005.
Announced smelter closures in Europe are expected to be implemented toward the end of the year but with relatively limited effect on the overall supply/demand balance in 2005. The long-term viability of several smelters in Europe and the US is uncertain due to higher energy costs.
Declining aluminium prices and additional reductions in Chinese export incentives could lead to lower exports from China.
Realized effects of the Sunndal hedges, which are comprised of LME future contracts and US dollar forward contracts, positively impacted the results in first half 2005 by NOK 258 million. In the second half of 2005, the realized effect of these hedges are expected to have a marginal impact on results since the LME futures are spread evenly over the quarters, while the amounts relating to the US dollar forward contracts are substantially lower in the third and fourth quarters. LME future contracts and USD forward contracts underlying the hedge were priced at approximately US dollar 1,500 and NOK 9.3, respectively. Higher costs relating to raw materials, rationalization and maintenance will have a negative influence on the Metals segment operating results in the second half of 2005.
The European rolled products market is expected to show a rather flat development for the remainder of 2005, due to continued declining inventories for certain customers. Standard product margins are likely to remain under pressure, while margins for specialized products should remain firm. A relatively weak European extrusion market is expected in the third quarter. However, there are some expected improvements in orders and shipments, as customers’ inventory levels stabilize. US rolled and extrusion demand is still expected to increase, but growth rates are likely to be further reduced, in line with general economic growth.
Results for Hydro’s Rolled Products sub-segment are expected to be lower in the second half of 2005 due to negative seasonal effects and positive metal effects realized during the first half of the year of NOK 74 million, which are not expected for the second half.
The global light vehicle automotive market is assumed to show moderate growth for the remaining part of the year. The US market is expected to be slightly up and the European market flat to slightly down.
Improvement programs and plant closures
As a result of increasing power prices in Europe, Hydro has decided to close its primary aluminium plant located in Stade, Germany. In addition, a joint decision was taken by Hydro and its two partners, to close the aluminium plant in Hamburg, Germany. Hydro

12 | Hydro’s Quarterly Report 2nd quarter — 2005
(and its partners in the Hamburg plant) have been unable to secure power contracts at prices that can sustain continued operation of the plants. As previously reported, Hydro is also preparing to close the Søderberg production lines at the Høyanger and Årdal smelters in Norway. The closures will improve the overall competitiveness of the Company’s primary aluminium operations.
Total closure costs relating to the four units affected are estimated at close to NOK 1 billion, including social and demolition costs. Approximately NOK 160 million of the total expected cost was accrued in second quarter. The remaining costs will be incurred mainly in 2006 and 2007. The charges for the second quarter of 2005 mainly consisted of Hydro’s share of the costs related to its interest in the non-consolidated investee Hamburger Aluminium Werk GmbH, the owner and operator of the Hamburg plant.
Costs related to the closure of the Leeds automotive plant in the UK amounted to NOK 12 million in the second quarter and NOK 186 million for the first half of 2005. Sales of assets during the remainder of 2005 are expected to reduce the final cost of the closure.
Metals
Operating income
Metals operating income for the second quarter amounted to NOK 715 million, compared with an operating income of NOK 839 million for the second quarter of the previous year.
Hydro’s realized aluminium price strengthened to US dollar 1,856 per tonne in the second quarter of 2005, compared to US dollar 1,657 per tonne for the same quarter of 2004. The realized NOK/US dollar exchange rate declined by nine percent, to NOK 6.49, over the same period. Measured in Norwegian kroner, the realized aluminium price improved by approximately two percent. Realized prices and exchange rates include the effect of the Sunndal hedges (see discussion below).
Excluding the Sunndal hedges, margins declined NOK 244 million compared with the same period of 2004. Positive effects relating to higher aluminium prices and product premiums measured in US dollars were offset by the negative impact from the currency developments as well as higher raw material costs. In addition, higher costs from purchased metal has reduced margins by approximately NOK 100 million.
Realized effects of the Sunndal hedges, which are comprised of LME future contracts and US dollar forward contracts, positively impacted the results by NOK 117 million in the second quarter, compared with NOK 91 million in the same period of the previous year. The second quarter of 2005 included a realized loss of NOK 67 million on related LME future contracts and a gain on US dollar forward contracts of NOK 184 million.
Sourcing and Trading incurred an operating loss of NOK 127 million in the second quarter of 2005, compared with a loss of NOK 82 million for the second quarter of the previous year. Unrealized effects on LME contracts and gains on currency contracts relating to Sourcing and Trading, which are excluded from the amounts above1), amounted to a positive effect of about NOK 220 million in the second quarter of 2005, compared to NOK 180 million in the same period of the previous year.
Volumes for the quarter relating to Hydro’s primary smelter production increased approximately nine percent compared with the second quarter of 2004. The increase mainly reflected new capacity resulting from the Sunndal expansion in Norway and Alouette expansion in Canada. Volumes relating to casthouse products also increased as a result of improved capacity utilization and the new capacity at Sunndal. In total, increased shipments resulted in improved operating results of approximately NOK 226 million for the quarter compared with the second quarter of 2004.
Fixed costs remained relatively stable. Costs reductions related to divested business (NOK 100 million) were largely offset by the effects of higher relining and maintenance activities, increased capacity and costs related to the Qatar project.
Operating income for Metals in the first half of 2005 amounted to NOK 1,954 million compared with NOK 1,807 million in the first half of 2004. The improvement reflected an increase in realized aluminium prices measured in US dollars together with increased capacity and improved capacity utilization, more than offsetting an eight percent decline in the realized USD/NOK exchange rate.
Adjusted EBITDA
Adjusted EBITDA for Metals in the second quarter of 2005 was NOK 1,267 million compared to NOK 1,305 million in the second quarter of the previous year.
Projects under development
The expansion project in Alouette, Canada (owned 20 percent by Hydro), was completed during the quarter, three months ahead of plan. Annual production has been expanded from 245,000 tonnes to 550,000 tonnes and full capacity is expected to be reached in September/October of this year.

1)	The results exclude the effects of marked-to-market adjustments on LME contracts entered into by Sourcing and Trading. Such effects are included as part of Other and eliminations along with unrealized gains and losses on LME contracts entered into by other units in Aluminium. Gains and losses on LME contracts are included in the various units’ results when realized. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.

Hydro’s Quarterly Report 2nd quarter — 2005 | 13
The expansion of Alunorte is expected to reach full production by the third quarter of 2006. Engineering and construction activities are progressing according to plan.
Hydro has decided to expand the capacity at its casthouse in Sunndal to process the increased metal production in Sunndal and to further strengthen Hydro’s market position in Europe. The expansion project is estimated to cost NOK 240 million and will begin in August 2005. Completion is expected in the fourth quarter of 2006.
Qatar Petroleum and Hydro are jointly progressing on the aluminum project in Qatar. Qatar is currently experiencing strong demand for gas, both from domestic and international markets. The increase in gas demand has been faster than expected and will affect the gas supply schedule for the smelter. As a result, the plant is now expected to begin production in the fourth quarter of 2009 and reach full production during 2010. Preparations for the project continue in order to facilitate a final decision in 2006.
Rolled Products
Operating income
Rolled Products operating income for the second quarter was NOK 308 million compared with NOK 278 million in the corresponding quarter last year. The improvement resulted mainly from a settlement of roughly NOK 40 million received relating to operations in Malaysia.
Margins measured in Euro for the quarter were slightly lower than the corresponding quarter last year due to ongoing margin pressure on standard products. A continued improvement in product mix was not sufficient to compensate for the negative market effects. Margins measured in Norwegian kroner were further impacted negatively due to the stronger NOK/Euro exchange rate.
Rolled Products’ sales prices are based on a margin over the metal price. The production process requires a lead-time of two to three months. As a result, cost of goods sold and margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Increasing aluminium prices in Euro compared with the price level at the start of production,which is when the cost of goods sold is determined, results in a positive metal effect. This metal effect reflecting increased metal prices amounted to NOK 83 million in the second quarter of 2005 compared with NOK 121 million in the second quarter of 2004. The first half of 2005 included a positive metal effect of NOK 74 million, compared with a positive effect of NOK 139 million in the first half of 2004.
Sales volume increased by 3.5 percent, mainly in strategically important market segments such as lithographic sheet and foil, improving operating income by NOK 47 million compared to the same quarter last year. A contributing factor was the start-up of a new lithographic line in Germany.
Fixed cost reductions were around NOK 8 million. In addition, fixed costs declined due to currency translation effects of a stronger NOK against the Euro.
Operating income for Rolled Products in the first half of 2005 was NOK 538 million compared with NOK 426 million last year. The improvement resulted mainly from the reversal of loss accruals in the magnitude of NOK 100 million and the Malaysian settlement mentioned above, partly offset by a lower metal price effect in the quarter compared with the second quarter of 2004.
Adjusted EBITDA
Adjusted EBITDA in the second quarter 2005 was NOK 464 million compared to NOK 456 million for the second quarter of 2004. For the first half of 2005, adjusted EBITDA was NOK 859 million compared with NOK 791 million in the first half of last year.
Extrusion and Automotive
Operating income
Extrusion and Automotive operating income for the second quarter was NOK 59 million compared with an operating income of NOK 182 million in the second quarter of last year. Operating income for the Extrusion sector amounted to NOK 16 million in the second quarter 2005 compared to NOK 197 million in the corresponding quarter of the previous year. The decline reflected reduced volumes as well as costs relating to provisions for bad debts and rationalization costs amounting to NOK 120 million for the quarter. The rationalization costs are related to the reorganization and streamlining of activities in Belgium and France, resulting in manning reductions of close to 200 employees. The Automotive and North America sectors had operating income of NOK 41 million and NOK 1 million respectively. The corresponding figures in 2004 were operating losses of NOK 13 million and NOK 3 million. The improvement resulted from both fixed and variable cost improvements.
Margins in the Extrusion and Automotive segment decreased around NOK million compared with the same quarter last year Margin developments in the Automotive sector were flat in local currencies but positive in Norwegian kroner. However, this combined with positive developments in the North America sector was not sufficient to offset the negative margin development in the Extrusion sector. Margins declined both in local currency and Norwegian kroner for the Extrusion sector.
Volume declined in both the Extrusion and Automotive sectors due to the weaker market conditions as well as closed and divested

14 | Hydro’s Quarterly Report 2nd quarter — 2005
businesses. The total negative volume effect on operating income compared with the corresponding quarter last year amounted to NOK 169 million.
Fixed costs demonstrated a positive development compared to the second quarter of last year. Positive developments in the Automotive sector more than offset the fixed cost increases in the Extrusion sector described above. However, other fixed costs in Extrusion were reduced. The improvement in Automotive stems from fixed cost reductions due to closed and divested units as well as from improvement programs.
Operating income for the first half of 2005 for Extrusion and Automotive was NOK 23 million compared with NOK 364 million in the first half of 2004.
In the second quarter of 2005, Hydro opened a new aluminium precision tubing plant in Suzhou Industrial Park in the Jiangsu province of China, representing a total investment of approximately NOK 200 million. The plant, which is Hydro’s first wholly owned automotive plant in China, will enhance Hydro’s position to supply the rapidly growing Chinese automotive industry.
Adjusted EBITDA
Adjusted EBITDA in the second quarter 2005 was NOK 467 million compared with NOK 605 million for the second quarter of 2004. For the first half adjusted EBITDA was NOK 810 million compared to NOK 1,173 million in the first half of last year.
Other and Eliminations Aluminium
Unrealized gains on LME contracts amounted to NOK 294 million compared with a gain of NOK 18 million in the second quarter 2004. The unrealized gain mainly related to gains on operational hedges for sub-segments in Hydro Aluminium for which hedge accounting is not applied. Offsetting changes to the value of physical contracts, which are not marked to their market value, are not reflected in the results. These effects, along with the effects of hedging contracts, will be reported as part of the sub-segments’ results when realized.

Hydro’s Quarterly Report 2nd quarter — 2005 | 15
Other activities
Operating income (loss)

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Polymers	20	(9)	214	64	254
Other	89	56	70	76	58

Total	109	47	284	140	312

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Polymers	146	87	472	298	774
Other	444	137	540	406	589

Total	590	224	1,012	704	1,363

Other activities consists of BioMar Holding A/S, Hydro Business Partner, the casualty insurance company Industriforsikring and Polymers (formerly Petrochemicals).
Hydro other businesses
Polymers
Operating income for Hydro Polymers amounted to NOK 20 million in the second quarter of 2005, compared with an operating loss of NOK 9 million in the second quarter 2004. The increase in operating income was primarily due to higher caustic and S-PVC prices partly offset by lower sales volumes and higher raw material costs. After a strong first quarter the S-PVC market has weakened in the second quarter. Operating income for the first half of 2005 was NOK 214 million, which was NOK 150 million higher than in the same period in 2004. The increase was primarily due to higher sales prices, partly offset by reduced volumes and increased raw material costs. No substantial improvement in the market conditions is expected in the near term.
Adjusted EBITDA for the second quarter 2005 was NOK 146 million compared with NOK 87 million for the second quarter 2004. Adjusted EBITDA for the first half of 2005 amounted to NOK 472 million compared to NOK 298 million for the same period in 2004. Results from non-consolidated investees amounted to NOK 42 million in the second quarter 2005 compared with NOK 10 million in 2004. The result for the first half of 2005 amounted to NOK 88 million compared to NOK 66 million for the same period in 2004.
The new chlorine plant at Rafnes, Norway started production during the second quarter and is scheduled to reach full production in the third quarter. The chlorine plant will strengthen Hydro Polymers’ future feedstock cost position and supply for its downstream production as well as making additional volumes of caustic soda available for sale. The expansion at Noretyl, a 50 percent owned Hydro investee, is progressing according to plan and completion is expected toward the end of 2005.
Other
Adjusted EBITDA for Other activities included NOK 233 million of other income in the quarter relating to the sale of the Company’s remaining interest in Pronova Biocare.

16 | Hydro’s Quarterly Report 2nd quarter — 2005
Corporate activities and eliminations
Operating income for Corporate activities and eliminations amounted to NOK 362 million for the quarter compared to an operating loss of NOK 210 million in the second quarter of 2004. For the first half year of 2005, operating income was NOK 758 million, compared with an operating loss of NOK 474 million.
The result for the second quarter includes a positive effect of NOK 535 million relating to the elimination of unrealized losses on internal power purchase contracts compared with a corresponding positive amount of NOK 198 million in the second quarter of the previous year. For the first half of 2005 and 2004, the elimination resulted in a positive effect of NOK 1,070 million compared with a positive effect of NOK 352 million for the first half of the previous period. The amount eliminated for the first half of 2005 included an amount in the magnitude of NOK 400 million relating to a significant power contract newly classified as a derivative for accounting purposes. Hydro periodically reconsiders its contract portfolio and related markets to ensure that conclusions regarding its derivative accounting treatment are current, and to evaluate future market liquidity in order to value such contracts. During the first quarter of 2005 Hydro concluded that market conditions support classifying one additional significant power contract as a derivative to be marked-to-market.
Hydro Energy is responsible for ensuring the supply of electricity for the Company’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these sales contracts are recognized at market value by Hydro Energy while the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and are not recognized at market value. The elimination of the market value adjustment within Hydro Energy resulted in the positive effect on the operating income indicated above.
The power purchase contracts have a duration of up to 15 years and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.
Net costs related to pensions and related social security for the quarter amounted to NOK 175 million, compared with NOK 329 million in the corresponding quarter of 2004. Corresponding costs for the first half of 2005 were NOK 190 million compared to NOK 576 million for the first half of the previous year. The amount for the first half of 2005 included the reversal of an internal settlement loss charged to Extrusion and Automotive related to the plant closure in Leeds amounting to NOK 154 million. The effect of reversing the internal settlement loss and the continued amortization of the existing unrecognized net losses is included in the results for the period. Net pension costs also declined for the first half of the year due to increased recovery of pension costs from the Company’s operating units.
Finance

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Interest income	197	201	404	385	973
Dividends received / net gain (loss) on securities	58	21	163	139	190

Interest income and other financial income	255	222	567	524	1,163

Interest expense	(457)	(600)	(867)	(1,165)	(2,077)
Capitalized interest	231	166	396	298	664
Net foreign exchange gain (loss)	(561)	(226)	(1,512)	(680)	1,350
Other	(26)	(9)	(52)	(48)	(964)

Interest expense and foreign exchange gain/(loss)	(813)	(669)	(2,035)	(1,595)	(1,027)

Net financial income (expense)	(558)	(447)	(1,468)	(1,071)	136

Net financial expenses for the second quarter amounted to NOK 558 million compared with NOK 447 million for the second quarter of 2004. The current quarter included a net foreign currency loss of NOK 561 million. The US dollar strengthened during the quarter by around 3.5 percent against the Norwegian kroner and 7.5 percent against the Euro resulting in losses on the Company’s US dollar denominated debt and foreign currency contracts. The losses were offset somewhat by currency gains from a weakening of the Euro and Swedish kroner against the Norwegian kroner. The second quarter of 2004 included a corresponding currency loss amounting to NOK 226 million.

Hydro’s Quarterly Report 2nd quarter — 2005 | 17
The reduction in net interest expense for the quarter compared with the same quarter last year resulted primarily from a NOK 7 billion reduction in average interest-bearing debt.
Net interest-bearing debt increased by about NOK 6 billion during the quarter amounting to NOK 1 billion at the end the period. In the first quarter, cash and short-term investments exceeded interest-bearing debt resulting in net interest-bearing assets amounting to NOK 5 billion. The main cash outflows during the quarter included tax payments of about NOK 12 billion and dividend payments of about NOK 5 billion.
Hydro’s adjusted net debt/equity ratio, defined as net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest, was 0.14 at the end of the quarter, compared with 0.07 at the end of the first quarter 2005.
Tax
The provision for current and deferred taxes for the first half of 2005 amounted to NOK 14,713 million, approximately 66 percent of income from continuing operations before tax. The amount consists mainly of current taxes. The equivalent amount for the first half of 2004 was NOK 11,391 million, approximately 68 percent of income from continuing operations before tax.
The high tax rate in both 2005 and 2004 resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are taxed at a marginal rate of 78 percent.
Discontinued operations
Income from discontinued operations was zero for the first half of 2005 compared with NOK 1,083 million for the first half of the previous year. The amount relates to activities transferred to Yara International ASA in the agri demerger transaction completed 24 March 2004. All results directly connected to the demerged operations as well as the demerger transaction costs and gains are included in Income from discontinued operations. The amount includes Yara’s results for the period up to its listing on the Oslo Stock Exchange and the direct costs of the demerger. The amount also includes Hydro’s gain from the sale of its 20 percent shareholding in Yara, amounting to NOK 385 million after tax. The effects of internal transactions, including interest and currency gains and losses, are excluded from Income from discontinued operations. Further information relating to the discontinued operations and further specification of related amounts can be found later in this report.
Oslo, 25 July 2005
Board of Directors

18  |  Hydro’s Quarterly Report 2nd quarter — 2005
Liquidity and Capital Resources
Reference is made to the “Liquidity and Capital Resources” section of the Company’s annual report filed on Form 20-F for the year ended 31 December 2004 (the 2004 20-F).
Cash flow
Hydro has historically financed its operations primarily through cash generated by operating activities. During the first half of 2005, the net cash generated by the Company’s operations of approximately NOK 11.8 billion was more than sufficient to fund the net cash used in investing activities of approximately NOK 8.8 billion including net short-term investments in bank term deposits of about NOK 2.7 billion.
Net cash provided by operating activities amounted to NOK 11,752 million for the six months ended 30 June 2005, which was slightly lower than the corresponding period of the prior year. The effects of higher earnings from continuing operations were offset by higher working capital for the first half of 2005. Net cash provided by operating activities amounted to NOK 12,217 million for the six months ended 30 June 2004.
Net cash used in investing activities in the first half of 2005 amounted to NOK 8,830 million compared to NOK 5,948 million for the same period of the prior year, higher by NOK 2,882 million. This increase was primarily due to significantly higher net purchases of short-term investments reflecting a change in investment policy during 2004. Hydro’s previous policy required that all cash should be deposited with a maximum maturity of 3 months. However, to take advantage of somewhat higher interest rates, as well as having the opportunity of matching maturities with specified and known large cash outflows (e.g. oil tax payments, dividend payments, etc.), the maximum maturity for the cash deposits has been increased to 12 months. During the first half of 2005, NOK 11,812 million of the Group’s liquidity was deposited on bank term deposits with original maturities beyond 3 months and NOK 9,150 million was withdrawn. As a result, such amounts are classified as net cash used in investing activities and included in short-term investments on the balance sheet. Cash used in purchasing property, plant and equipment, and other long-term investments were NOK 8,087 million for the first half of 2005, which was marginally higher than the corresponding period of the prior year. In addition, the Company received approximately NOK 1.1 billion relating to the sale of its 10 percent ownership interest in the Snøhvit field partially offsetting the impact of the higher purchases of short-term investments.
Net cash used in financing activities was NOK 6,032 million in the first half of 2005 compared to net cash used in financing activities of NOK 4,037 million for the corresponding period of the prior year. The higher net cash outlay was mainly due to substantially higher dividend payment in the first half of 2005 compared to the same period of the prior year. Cash payments for dividends were higher by NOK 2,210 million in 2005.
The Company’s agri business was transferred to Yara International ASA on 24 March 2004 in a demerger transaction. Net cash provided by discontinued operations included cash flows from activities transferred to Yara and expenses directly related to the demerger which amounted to NOK 9,574 million as of 24 March 2004. See Note 10 “Discontinued Operations” for further analysis of this item.
Liquidity
Cash and cash equivalents (cash positions) as of 30 June 2005 were NOK 11,120 million compared to NOK 14,366 million as of 31 December 2004, a decrease of NOK 3,246 million. Hydro’s cash positions and short-term investments including bank term deposits amounted to NOK 24,935 million as of 30 June 2005 compared to NOK 25,336 million as of 31 December 2004.
As previously disclosed in the Company’s 2004 20-F, Hydro continues to believe that cash from continuing operations, together with the liquid holdings and available credit facilities will be more than sufficient to meet its planned capital expenditures, operational requirements and debt repayments in 2005.
Disclosures about market risk
Reference is made to Item 11 in the Company’s Form 20-F for the year ended 31 December 2004 (the 2004 20-F).
During the first six months of 2005, the Company’s positions in certain aluminium, energy, and other financial instruments, and their related market prices, have changed in such a manner that the Company’s exposure to commodity price has decreased, foreign currency risk has increased whilst interest rate risk has remained stable.
The decrease in commodity price risk was due to more balanced derivative positions in Hydro’s oil, gas and aluminium operations compared to year-end 2004. This resulted in an overall decrease in the hypothetical loss in the fair value of Hydro’s commodity instruments.
A decrease in cash positions has reduced the positive fair value of financial instruments compared to year-end 2004. As interest income earned on cash is low, this decrease in fair value has not significantly impacted the hypothetical loss in the fair value of Hydro’s financial instruments.
Foreign currency risk has increased since Hydro as of 1 January 2005 no longer designates portions of its long-term debt and certain forward currency contracts as hedges of net investments in foreign subsidiary companies. Any currency gain or loss on these instruments in 2005 will be reflected in earnings for 2005.

These factors have led to a decrease and an increase in the hypothetical losses in the fair value of commodity instruments and financial instruments, respectively, as disclosed in the sensitivity analysis

Hydro’s Quarterly Report 2nd quarter — 2005 | 19
provided under Item 11 in the 2004 20-F. As discussed in the 2004 20-F, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of the Company. Therefore, Hydro’s management cautions against relying on the information presented.
The remaining activities for the first six months of 2005 have not materially affected the other hypothetical losses in the fair value that were disclosed in the sensitivity analysis provided under Item 11 in the 2004 20-F.
New Pronouncements
Altersteilzeit (ATZ) Early Retirement Programs
In June 2005 the Emerging Issues Task Force (EITF) reached a consensus on Issue 05-05 “Accounting for the Altersteilzeit Early Retirement Programs and Similar Type Arrangements”. An Altersteilzeit Type II program is an early retirement program supported by the German government. This Issue addresses the accounting treatment of the annual bonus and additional pension contributions. The EITF consensus is that employee benefits provided under a Type II ATZ arrangement should be accounted for as a termination benefit under Statement 112 “Employers’ Accounting for Postemployment Benefits”. Recognition of the cost of the benefits begins at the time individual employees enroll in the ATZ arrangements (i.e, sign a contract). The German government provides a subsidy to an employer related to the early retirement benefit payments if the employer has hired replacement employees. The EITF concluded that subsidies received under the ATZ arrangements should be accounted for when the employer meets the criteria necessary to receive the subsidy.
The consensus is effective for plans within its scope in the first fiscal year that begins after 15 December 2005. Any change due to the application of the consensus should be considered a change in estimate that is indistinguishable from a change in accounting principle. Accordingly, the effect of the change in estimate should be included in the statement of operations in the period of adoption. Hydro has operations in Germany and is currently evaluating the number of employees enrolled in ATZ programs and the associated accounting impact. Hydro does not expect the adoption of EITF 05-05 to materially impact the results of operations and financial position.
Asset Retirement Obligations
In March 2005, FASB issued FASB Interpretation (FIN) No. 47 “Accounting for Conditional Asset Retirement Obligations”. This Interpretation is a clarification of the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143 “Accounting for Asset Retirement Obligations” and requires an entity to recognize a liability for a legal obligation to perform asset retirement activities when the retirement of the asset is conditional on a future event. Hydro’s current practice is to account for asset retirement obligations that are conditional on a future event in the period that the conditional event has been satisfied. Hydro is currently in the process of identifying and measuring such conditional asset retirement obligations.
This Interpretation will be implemented as of 31 December 2005 by Hydro, with no material impact on the results of operations or financial position expected.
Suspended well cost
In March 2005 the FASB issued FASB Staff Position (FSP) No FAS 19-1, to provide guidance in the accounting for exploratory well costs. Paragraph 19 of FASB Statement No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (FAS 19), requires costs of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. Questions have arisen in practice about the application of this guidance due to changes in oil-and gas-exploration processes and life cycles. The issue was whether there are circumstances that would permit the continued capitalization of exploratory well costs if reserves cannot be classified as proved within one year following the completion of drilling, other than when additional exploration wells are necessary to justify major capital expenditures and those wells are underway or firmly planned for the near future. The FSP amended FAS 19 to allow suspended well costs to remain capitalized beyond one year from drilling if certain specific criteria are met, and certain disclosures are provided. The FSP is effective for periods beginning on or after 4 April 2005. Hydro does not expect any changes to the amounts it has capitalized. Required disclosures include information about any impairment charges related to capitalized well costs that were capitalized for a period of greater than one year after the completion of drilling at the most recent annual balance sheet date. Hydro has not incurred any such impairment charges during the first or second quarter of 2005.
Recognition of buy/sell arrangements
In February 2005, the SEC issued guidance requiring companies to provide disclosures about their buy/sell arrangements. A buy/sell arrangement is one in which a company buys and sells a commodity with the same counterparty under a single contract or separate contracts concurrently entered into. The first issue, recently discussed by the EITF, concerns whether such buy/sell arrangements should be considered non monetary exchange accounted for at historical cost in accordance with APB Opinion No. 29, and, if so, when, if at all, could such arrangements be accounted for at fair value. A second issue is whether buy/sell arrangements should be presented gross as revenue and expense in the income statement, or whether such arrangements should be presented net.
Hydro currently presents the trading of derivative commodity instruments and physical commodities where net settlement occurs on a net basis, with the margin included in operating revenues. Trading of physical commodities, which are not net settled, are generally presented on a gross basis in the income statement. In response

20  |  Hydro’s Quarterly Report 2nd quarter — 2005
to the SEC guidance, Hydro has reviewed its presentation of certain buy/sell arrangements whereby commodities are sold and bought with the same counterparty. Hydro currently has two such arrangements, entered into during 2003, involving the sale and repurchase of natural gas at different locations with the same counterparty. These buy/sell arrangements are similar to Hydro’s normal trades of physical commodities in that Hydro takes title to the product. However, they differ from the normal trades because the underlying business transaction is the swap of physical commodities rather than the sale of physical commodities. The main purpose of the arrangements is to relocate gas for resale to customers. Hydro has concluded that net presentation on the income statement is a better representation of the underlying business purpose of the contract. As a result, effective 1 January 2005, these arrangements have been presented net in the income statement, and therefore, no revenues were recorded under these arrangements for the first or second quarters of 2005. Both of these arrangements were previously presented gross in the income statement, and have been reclassified for comparison purposes. Total revenue under these two contracts was NOK 1,449 million for 2004, of which NOK 442 million related to the first quarter of 2004 and NOK 375 million related to the second quarter of 2004. All quantities delivered under these arrangements were delivered to customers in the same period. Hydro also has some buy/sell arrangements presented gross in the income statement involving the same counterparty in the metal business. Such arrangements involve transactions in alumina and standard aluminum qualities. A renewed evaluation of these arrangements resulted in the conclusion that they are more properly presented net. Total revenue under such contracts was NOK 85 million in 2004, of which NOK 74 million related to the first quarter of 2004 and NOK 11 million related to the second quarter of 2004. No such arrangement was reported on a gross basis during the first or second quarters of 2005.
Share-Based Payment
In December 2004, FASB issued its revised Statement of Financial Accounting Standards No. 123, Share-Based Payment (SFAS 123R). The amended standard requires all share-based payment plans to be recognized in the financial statements at fair value as of the grant date. As a result, the intrinsic value method currently applied by Hydro will no longer be allowed after implementation of SFAS 123R. In accordance with the adoption date for foreign filers as revised by the SEC, SFAS 123R will be adopted as of 1 January 2006. The impact of the revised standard is not expected to be material for Hydro’s current share-based payment plans.
Forward looking statements
In order to utilize the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:
This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of managements’ plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro’s markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro’s key markets, and global oil and gas, and aluminium, supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro’s actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended 31 December 2004, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

Hydro’s Quarterly Report 2nd quarter — 2005 | 21
Report of independent registered public accounting firm
To the Board of Directors and Shareholders of
Norsk Hydro ASA
Oslo, Norway
We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and subsidiaries as of 30 June 2005 and 2004, and the related condensed consolidated statements of income for the three-month and six-month periods then ended, and of cash flows for the six-month period then ended. These interim financial statements are the responsibility of the Company’s management.
We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December 2004, and the related consolidated statements of income, comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated 2 March 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December 2004, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.
Deloitte Statsautoriserte Revisorer AS
Oslo, Norway
25 July 2005

22  |  Hydro’s Quarterly Report 2nd quarter — 2005
Condensed consolidated statements of income
(unaudited)

	Second quarter			First half			Year
	2005	2005	2004	2005	2005	2004	2004
Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	42,119	5,331	37,864	84,271	10,667	76,946	153,891
Depreciation, depletion and amortization	3,515	445	3,592	7,062	894	7,288	16,898
Other operating costs	27,349	3,461	25,982	54,200	6,860	52,092	105,168
Restructuring costs	—	—	—	—	—	—	(22)

Operating income	11,255	1,425	8,290	23,009	2,913	17,566	31,847

Equity in net income of non-consolidated investees	246	31	121	459	58	252	628
Financial income (expense), net	(558)	(70)	(447)	(1,468)	(186)	(1,071)	136
Other income (loss), net	233	29	—	233	29	110	169

Income from continuing operations before tax and minority interest	11,176	1,415	7,964	22,233	2,814	16,857	32,780

Income tax expense	(7,430)	(941)	(5,605)	(14,713)	(1,862)	(11,391)	(21,197)
Minority interest	(169)	(21)	(135)	(250)	(32)	(107)	(106)

Income from continuing operations	3,577	453	2,224	7,270	920	5,359	11,477

Income from discontinued operations	—	—	—	—	—	1,083	1,083

Net income	3,577	453	2,224	7,270	920	6,442	12,560

Basic and diluted earnings per share from continuing operations (in NOK and Euro) 2)	14.30	1.81	8.70	29.00	3.67	21.00	45.10
Basic and diluted earnings per share from discontinued operations (in NOK and Euro) 2)	—	—	—	—	—	4.20	4.20
Basic and diluted earnings per share (in NOK and Euro) 2)	14.30	1.81	8.70	29.00	3.67	25.20	49.40

Average number of outstanding shares	251,023,680	251,023,680	255,508,793	250,931,965	250,931,965	255,620,507	254,411,433

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2005, which was 7.9005.

2)	Basic earnings per share were computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
The accompanying notes are an intergral part of these consolidated financial statements.

Hydro’s Quarterly Report 2nd quarter — 2005 | 23
Condensed consolidated balance sheets
(unaudited)

	30 June			31 December
	2005	2005	2004	2004
Million, except per share data	NOK	EUR1)	NOK	NOK

Assets

Cash and cash equivalents	11,120	1,407	26,773	14,366
Short-term investments	13,815	1,749	1,487	10,970
Receivables and other current assets	36,565	4,628	36,435	32,219
Inventories	13,660	1,729	12,093	12,851

Total current assets	75,160	9,513	76,788	70,406

Property, plant and equipment, less accumulated depreciation, depletion and amortization	107,203	13,569	109,401	106,117
Other assets	25,479	3,225	23,314	23,720

Total non-current assets	132,682	16,794	132,715	129,837

Total assets	207,842	26,307	209,503	200,243

Liabilities and shareholders’ equity

Bank loans and other interest bearing short-term debt	4,379	554	4,537	3,785
Current portion of long-term debt	398	50	995	568
Other current liabilities	43,857	5,552	41,790	41,724

Total current liabilities	48,634	6,156	47,322	46,077

Long-term debt	20,817	2,635	27,390	19,487
Other long-term liabilities	19,754	2,500	16,354	17,703
Deferred tax liabilities	29,304	3,709	33,069	29,515

Total long-term liabilities	69,875	8,844	76,813	66,705

Minority shareholders’ interest in consolidated subsidiaries	1,542	195	1,748	1,571

Share capital	4,739	600	4,830	4,739
Other shareholder’s equity	83,052	10,512	78,790	81,151

Shareholders’ equity	87,791	11,112	83,620	85,890

Total liabilities and shareholders’ equity	207,842	26,307	209,503	200,243

Total number of outstanding shares	250,976,264	250,976,264	255,186,230	250,839,230

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2005, which was 7.9005.
The accompanying notes are an intergral part of these consolidated financial statements.

24 | Hydro’s Quarterly Report 2nd quarter — 2005
Condensed consolidated statements of cash flows
(unaudited)

	Six months ended
	30 June			Year
	2005	2005	2004	2004
Million	NOK	EUR1)	NOK	NOK

Operating activities:

Net income	7,270	920	6,442	12,560

Adjustments:
Depreciation, depletion and amortization	7,062	894	7,288	16,898
Other adjustments	(2,580)	(327)	(1,513)	(1,734)

Net cash provided by operating activities	11,752	1,487	12,217	27,724

Investing activities:

Purchases of property, plant and equipment	(7,651)	(968)	(6,958)	(16,187)
Purchases of other long-term investments	(436)	(55)	(399)	(858)
Purchases of short-term investments	(11,812)	(1,495)	(10)	(9,166)
Proceeds from sales of property, plant and equipment	1,241	157	374	837
Proceeds from sales of other long-term investments	678	85	1,042	1,400
Proceeds from sales of short-term investments	9,150	1,158	3	12

Net cash used in investing activities	(8,830)	(1,118)	(5,948)	(23,962)

Financing activities:

Loan proceeds	1,119	142	2,213	143
Principal repayments	(1,138)	(144)	(2,724)	(9,271)
Ordinary shares purchased	(1,032)	(131)	(729)	(1,684)
Ordinary shares issued	40	5	14	44
Dividends paid	(5,021)	(635)	(2,811)	(2,811)

Net cash used in financing activities	(6,032)	(763)	(4,037)	(13,579)

Foreign currency effects on cash	(136)	(17)	94	(264)

Net cash provided by discontinued operations			9,574	9,574

Net increase (decrease) in cash and cash equivalents	(3,246)	(411)	11,900	(507)

Cash and cash equivalents at beginning of period	14,366	1,818	14,873	14,873

Cash and cash equivalents at end of period	11,120	1,407	26,773	14,366

1)  Presentation in Euro is a convenience translation based on the exchange rate at 30 June 2005, which was 7.9005.
The accompanying notes are an intergral part of these consolidated financial statements.

Hydro’s Quarterly Report 2nd quarter — 2005 | 25
Notes to the condensed consolidated financial statements
1. Accounting policies
The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December 2004 included in Norsk Hydro’s Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The interim financial statements are unaudited and reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented. Presentation of comparative figures are for the corresponding period in 2004 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2005 presentation.
2. Short-term investments

	30 June		31 December
NOK million	2005	2004	2004

Bank time deposits	11,796	11	9,150
Marketable equity securities	461	362	416
Debt securities and other	1,558	1,114	1,404

Short-term investments	13,815	1,487	10,970

3. Receivables and other current assets

	30 June		31 December
NOK million	2005	2004	2004

Accounts receivable	25,918	25,719	21,562
Allowance for doubtful receivables	(905)	(881)	(891)
Short term deferred tax assets	1,086	1,099	1,070
Prepaid expenses and other current assets	10,466	10,498	10,478

Receivables and other current assets	36,565	36,435	32,219

Provision for doubtful accounts charged to the income statement in the second quarter of 2005 amounted to NOK 80 million compared with NOK 36 million  in the second quarter of 2004. Provision for doubtful accounts for the first half of 2005 and 2004 was NOK 87 million and NOK 75 million respectively.
4. Inventories

	30 June		31 December
NOK million	2005	2004	2004

Finished goods	5,973	5,292	6,097
Work in progress	2,465	2,436	2,211
Raw materials	5,222	4,365	4,543

Total inventories	13,660	12,093	12,851

26 | Hydro’s Quarterly Report 2nd quarter — 2005
5. Property, plant and equipment

	30 June		31 December
NOK million	2005	2004	2004

Property, plant and equipment, Original cost	220,547	211,567	212,937
Accumulated depreciation	(113,344)	(102,166)	(106,820)

Net property, plant and equipment	107,203	109,401	106,117

6. Other current liabilities

	30 June		31 December
NOK million	2005	2004	2004

Accounts payable	12,509	12,766	13,352
Income taxes payable	15,153	10,821	12,421
Payroll and value added taxes	3,292	3,245	3,142
Accrued liabilities	9,456	9,548	9,534
Other liabilities	3,447	5,410	3,275

Other current liabilities	43,857	41,790	41,724

7. Financial Income and Expense

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Interest income	197	201	404	385	973
Dividends received / net gain (loss) on securities	58	21	163	139	190

Interest income and other financial income	255	222	567	524	1,163

Interest expense	(457)	(600)	(867)	(1,165)	(2,077)
Capitalized interest	231	166	396	298	664
Net foreign exchange gain (loss)	(561)	(226)	(1,512)	(680)	1,350
Other	(26)	(9)	(52)	(48)	(964)

Interest expense and foreign exchange gain/(loss)	(813)	(669)	(2,035)	(1,595)	(1,027)

Net financial income (expense)	(558)	(447)	(1,468)	(1,071)	136

Hydro’s Quarterly Report 2nd quarter — 2005 | 27
8. Changes in shareholders’ equity

	First half			Year
NOK million	2005		2004	2004

Shareholders’ equity at beginning of period	85,890		88,080	88,080
Net income	7,270		6,442	12,560
Dividend declared and paid 1)	(5,021)		(2,811)	(2,811)
Foreign currency translation, net	(190)		715	(1,628)
Hedge of net investment and cash flow hedge	(217	)2)	(568)	(19)
Other items recorded directly to shareholders’ equity	(11)		(16)	(134)
Reissue (purchase) of treasury stock	70		(608)	(2,544)
Demerger Yara International ASA	—		(7,614)	(7,614)

Shareholders’ equity at end of period	87,791		83,620	85,890

1)	Dividend is declared and paid once each year. Dividend declared and paid constitues NOK 20 per share in 2005 and NOK 11 per share in 2004.
2)	As of January 2005, Hydro no longer designates certain financial instruments as hedges of net investment in foreign subsidiaries. Therefore, amounts included in the table relating to the current period do not include any effects of such hedges.
All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated.

Hydro’s accounting principles are included in its 2004 Annual Report.

The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on 1 January, 2005 in accordance with the description in the 2004 Annual Report.
Comprehensive Income
Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net unrealized gains and losses on investment hedges, net gains and losses on cash flow hedges, and minimum pension liability adjustment. Total comprehensive income for the six months ended 30 June 2005 was NOK 6,852 million, which was slightly higher than the corresponding period of the prior year. Total comprehensive income for the six months ended 30 June 2004 was NOK 6,573 million.
Total comprehensive income for the year ended 31 December 2004 was NOK 10,779 million.
Repurchase of shares
The extraordinary general meeting held on 1 December 2004 authorized Hydro’s Board of Directors to buy back up to 5,617,621 of the Company’s shares in the market over the following 18 months for the purpose of subsequent cancellation. The Norwegian State has agreed to participate in the redemption and cancellation of a proportional number of shares. The State’s ownership share will, therefore, remain unaffected by the buy-back and cancellation. In total, up to 10 million shares may be cancelled, equivalent to approximately four percent of the outstanding shares. A final decision on cancelling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders.
The Company started buying back shares in June 2005 under the program described above. A total of 96,600 shares were repurchased at an average price of NOK 531.52 in June 2005. As of the filing of this report, the remaining number of shares that may yet be purchased under the same program was 5,521,021.

28 | Hydro’s Quarterly Report 2nd quarter — 2005
9. Discontinued operations
In November 2003, Hydro’s Board of Directors concluded a plan to demerge the Company’s Agri activities and transfer the operations to a newly formed company, Yara International ASA. The plan was approved by an Extraordinary General Meeting on 15 January 2004. The demerger was completed on 24 March 2004 and Yara was listed on the Oslo Stock Exchange with effect from 25 March 2004. Under the demerger plan the business carried on by Agri was treated as having been carried on for the account and at the risk of Yara International ASA as of 1 October 2003. The demerger was reflected in the accounts as of the completion date, 24 March 2004. In the demerger process, substantial assets and liabilities, including subsidiaries and non-consolidated investees, were transferred to Yara. As a result of the demerger, Hydro’s share capital was reduced by 8.5 percent, representing the estimated relative value of the transferred Agri activities compared to the business activity retained by Hydro. The total equity reduction amounted to NOK 7,614 million. In accordance with the demerger plan, adjustments to the equity reduction may occur relating to the allocation of certain costs and liabilities where amounts are not finalized. Revisions are possible through the end of 2009. Possible related adjustments are not expected to be material.
At the completion date, Hydro’s shareholders received shares in Yara International ASA equal to 80 percent of the total value of Yara, based on a valuation completed at the time of the demerger plan (November 2003). The remaining shares in Yara International ASA were owned by Norsk Hydro ASA. The Company has subsequently sold its share holdings in Yara in connection with the demerger transaction. The demerger was reflected in the Company’s accounts based on historical values of the transferred assets and liabilities. Hydro did not recognize any gain or loss, or receive any proceeds, as a result of the demerger transaction. Hydro received proceeds of NOK 2,619 million, and recognized a gain of NOK 533 million, from sale of its 20 percent ownership in Yara in March 2004. The gain is included in “Income from discontinued operations”.
Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.
Income from discontinued operations
Income from discontinued operations includes operating results from activities which, according to the demerger plan, have been transferred to Yara International ASA. Effects directly related to Yara activities, the demerger process and Hydro’s sale of Yara shares are included. Results from Yara activities include net income from subsidiaries transferred in the demerger. In addition income and expenses in Norsk Hydro ASA and certain holding companies abroad directly related to the Yara activities are included to the extent these activities are transferred to Yara or are terminated as a direct consequence of the demerger of Yara. Income from discontinued operations also includes financial expense related to loans in companies transferred to Yara. No financial expenses related to loans retained in Hydro are allocated to discontinued operations. External fees and similar expenses related to the waiving of Yara’s joint liabilities for certain of Hydro’s loans, and expenses directly related to the demerger process and Hydro’s sale of Yara shares are included. Hydro’s gain on sale of its shares in Yara International ASA, after direct sales expenses and tax, amounted to NOK 385 million.
Cash flows from discontinued operations includes cash flows from activities transferred to Yara and expenses directly related to the demerger. In addition, cash flows include Hydro’s sale of its shares in Yara immediately after the demerger in the amount of NOK 2,619 million, and Yara’s repayment of debt to Hydro in the amount of NOK 7.1 billion.
The major part of discontinued activities relates to the Agri business area within Hydro’s segment reporting. Minor amounts also relate to Other activities. In addition, Corporate and eliminations reflect the transfer to Yara of certain activities previously reported as part of Corporate.

Hydro’s Quarterly Report 2nd quarter — 2005 | 29
Summary of financial data for discontinued operations

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Operating revenues	—	—	—	10,036	10,036

Operating income	—	—	—	936	936
Non-consolidated investees	—	—	—	131	131
Financial income (expense), net	—	—	—	(88)	(88)

Income before taxes and minority interest	—	—	—	979	979

Income tax expense	—	—	—	(307)	(307)
Minority interest	—	—		26	26

Income before sale of shares	—	—	—	698	698

Gain from sale of shares	—	—	—	533	533
Tax on gain from sales of shares	—	—	—	(148)	(148)

Net income	—	—	—	1,083	1,083

	Six months ended		Year
NOK million	2005	2004	2004

Net cash provided by operating activities	—	838	838
Net cash provided by investing activities 1)	—	8,840	8,840
Net cash used in financing activities	—	(109)	(109)
Foreign currency effects on cash	—	5	5

Net cash provided by discontinued operations	—	9,574	9,574

1)	Includes proceeds from sale of Yara shares and loan repayments from Yara.

30 | Hydro’s Quarterly Report 2nd quarter — 2005
10. Net periodic pension cost
SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Defined benefit plans:

Benefits earned during the year, net of participants’ contributions	208	204	415	406	813
Interest cost on prior period benefit obligation	322	342	645	684	1,355
Expected return on plan assets	(253)	(257)	(501)	(504)	(1,000)
Recognized net loss	66	82	141	170	345
Amortization of prior service cost	30	25	61	53	111
Amortization of net transition (asset) obligation	—	—	—	1	3
Curtailment loss	—	52	1	52	59
Settlement loss	—	—	—	—	30

Net periodic pension cost	373	448	762	862	1,716
Defined contribution plans	7	6	16	12	32
Multiemployer plans	12	5	21	12	35
Termination benefits and other	171	96	358	144	338

Total net periodic pension cost	563	555	1,157	1,030	2,121

11. Contingencies
Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
Total, the operator of the Kharyaga field has received from the Ministry of Taxes and Revenues of the Russian federation a claim for taxes and the Russian State’s share of the revenues from oil extracted under the Production Sharing Agreement for the field for 2001 and 2002. The claim stems from the unwillingness of a representative of the Region on the joint project committee to approve audited accounts and work programs/budgets for the field. Hydro’ share of the claim is approximately US dollar 30 million. Both Total and Hydro consider the claim unjustified and have taken legal action to have this confirmed as well as to avoid payment of the claim.
On June 30, 2004 the EFTA surveillance Authority (ESA) decided that exemptions for certain Norwegian businesses from the electricity tax for the period between 6 February and 31 December 2003 constituted illegal State aid under the EEA Agreement. The decision requires the Norwegian government to make recoveries from those businesses. On 21 July 2005 an appeal of the decision launched by the Norwegian Government and the Federation of the Norwegian Processing Industry (PIL) was dismissed by the EFTA court. The total amount which the Norwegian government must recover from Hydro is dependant upon an interpretation of ESA’s decision. The amount will not be material to Hydro.
At the end of 2004, a dispute arose in connection with a claim against TadAZ, an aluminium company owned by the state of Tajikistan, for non-delivery of approximately 80 000 tonnes of aluminium under a barter contract. The value of the claim is approximately US dollar 130 million. Risks related to non-performance have been mitigated by designated security arrangements. Arbitration proceedings have been commenced by Hydro in order to obtain delivery. The Company is confident that the claim will be validated by the arbitration court. The probability for a negative outcome of the proceedings is considered to be remote.
As operator on the Norwegian Continental Shelf Hydro make charges to its partners for pension costs. Since 1 January 2001 pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept the charge and have brought the case to arbitration. The total amount charged to the companies which are parties to the arbitration was NOK 456 million. Final settlement of the arbitration could result in a range of possible outcomes, resulting in a gain or loss to Hydro.

Hydro’s Quarterly Report 2nd quarter — 2005 | 31
Use of Non-GAAP financial measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.
Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity ratio
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.
The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”
“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.
“Net interest-bearing debt” is comprised of interest bearing debt less cash and cash equivalents and short-term investments. Hydro’s interest bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from varance of cash holdings over time.
“Net interest bearing debt” is adjusted for the estimated effects of changes to the fair value of net pension liabilities disclosed but not recognized. Hydro also adjusts “Net interest bearing debt” for liabilities relating to operating lease agreements. Both of the above described obligations, although not recognized as liabilities under generally accepted accounting principles, are considered debt-like in nature and therefore affect Hydro’s ability to incur additional debt.
“Adjusted equity” consists of equity plus minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under GAAP. The adjustment is net of expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.
The adjustments are considered important to measure Hydro’s financial position, since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles and the fair value of these liabilities, and because the unrecognized pension liabilities and leases represent commitments affecting Hydro’s financial capacity going forward. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and the company believes it helps the company and investors to evaluate potential changes in credit rating.
Management believes that “Adjusted net interest-bearing debt” is a useful tool for investors and other users of the Company’s financial statements in assessing Hydro’s financial performance, including its liquidity and ability to meet obligations with available cash balances.
Management makes regular use of the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing the Company’s financial statements prepared in accordance with GAAP. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessary investments.
“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the following table.
Management believes that the most directly comparable GAAP ratio is the “Debt/equity ratio”. However, this ratio measures gross interest bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio”.
Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio”, gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.

32 | Hydro’s Quarterly Report 2nd quarter — 2005
Return on average Capital Employed (RoaCE)
In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:
•	Return on average Capital Employed (RoaCE)
•	Earnings after tax
•	Capital Employed
Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, – for management and for investors -, of:
•	The rate of return on investments over time, in each of its capital intensive businesses
•	The operating results of its business segments
•	Cash flow generation of its business segments
RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. “Earnings after tax” is defined as “Operating income” plus “Equity in net income of non-consolidated investees” plus “Other income, net” less “Adjusted income tax expense”. Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense included in “Earnings after tax” does not include the effect of items reported as “Financial income and expense.” “Capital Employed” is defined as “Shareholders’ Equity” plus “Minority interest” plus “long-term and short-term interest-bearing debt” less “Cash and cash equivalents” and “Short-term investments.” Capital Employed can be derived by deducting “Cash and cash equivalents”, “Short-term investments” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets”. The two different approaches yield the same value.
Hydro believes that RoaCE facilitates benchmarking of the Company with its peers. It is important to note, however, that RoaCE is similar to all other financial metrics and is influenced by a company’s selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.
RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Hydro’s management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.

Hydro’s Quarterly Report 2nd quarter — 2005 | 33
Net interest-bearing debt to equity

	30 June		31 December
NOK million	2005	2004	2004

Cash and cash equivalents	11,120	26,773	14,366
Short-term investments	13,815	1,487	10,970
Bank loans and other interest-bearing short-term debt	(4,379)	(4,537)	(3,785)
Current portion of long-term debt	(398)	(995)	(568)
Long-term debt	(20,817)	(27,390)	(19,487)

Net interest-bearing debt	659	(4,662)	1,496

Net pension liabilities at fair value	(10,560)	(10,638)	(10,056)
Expected income tax benefit on pension liability (30%)	3,168	3,192	3,017
Operating leases committments discounted at 4.8%1)	(4,062)	(3,617)	(3,500)

Adjusted net interest-bearing debt	(12,113)	(15,725)	(9,043)

Shareholders’ equity	(87,791)	(83,620)	(85,890)
Minority interest	(1,542)	(1,748)	(1,571)

Shareholders’ equity and minority interests	(89,333)	(85,368)	(87,461)

Net pension liabilities not recognized without equity effect	6,337	6,938	6,341
Expected income tax benefit (30%)	(1,901)	(2,081)	(1,902)

Equity adjustment off-balance sheet pension liabilities	4,436	4,857	4,439

Adjusted Shareholders’ equity and minority	(84,897)	(80,511)	(83,022)

Adjusted net debt/equity ratio	0.14	0.20	0.11

1)	The discount rate for the operating lease commitments have been changed to 4.8% as of the first quarter of 2005 from 10% in 2004 to better reflect Hydro’s average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.
The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt/equity ratio	0.29	0.39	0.28

34 | Hydro’s Quarterly Report 2nd quarter — 2005
Return on average Capital Employed

First half
Amounts in NOK million	2005

Operating Income	23,009
Equity in net income of non-consolidated investees	459
Other income/expense, net	233

Earnings before tax	23,701
Adjusted Income tax expense 1)	(15,401)

Earnings after tax	8,300

	30 June	31 December
Amounts in NOK million	2005	2004

Current assets 2)	50,225	45,070
Property, plant and equipment	107,203	106,117
Other assets 3)	25,479	23,720
Other current liabilities 4)	(43,857)	(41,724)
Other long-term liabilities 5)	(49,058)	(47,218)

Capital Employed	89,992	85,965

Return on average Capital Employed (RoaCE)	9.4%

1)	Tax from financial items, NOK 688 million excluded.

2)	Excluding Cash and cash equivalent and Short-term investments, but including Deferred tax assets.

3)	Including Deferred tax assets.

4)	Including Deferred tax liabilities.

5)	Including Accrued pension liabilities and Deferred tax liabilities.

Hydro’s Quarterly Report 2nd quarter — 2005 | 35
Segment measures
Hydro’s segment reporting, presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and related Information, includes the segment measure “Adjusted EBITDA”, which is an integral part of Hydro’s steering model, Value Based Management. Hydro’s management makes regular use of this measure to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views these measures as providing a better understanding — for management and for investors — of the operating results of its business segments for the period under evaluation. Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.
Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”.
Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA. Hydro’s definition of Adjusted EBITDA is identical to what, prior to this report for the third quarter 2004, Hydro defined as “EBITDA.”
Adjusted EBITDA for the core business areas are presented in the table on page 38. A reconciliation of Adjusted EBITDA to operating income for the core business areas and sub-segments is presented on page 39 of this report.

36 | Hydro’s Quarterly Report 2nd quarter — 2005
Individual operating segment
Operating revenues

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	14,056	11,429	28,630	23,434	48,962
Energy and Oil Marketing	16,468	13,293	34,161	27,626	59,339
Eliminations	(10,616)	(8,440)	(21,839)	(16,953)	(37,032)

Hydro Oil & Energy	19,908	16,282	40,952	34,107	71,269

Metals	12,847	11,420	25,056	23,231	47,280
Rolled Products	5,028	5,318	9,959	10,811	20,288
Extrusion and Automotive	7,661	7,680	14,905	15,158	29,487
Other and eliminations	(4,042)	(4,409)	(8,456)	(8,727)	(17,466)

Hydro Aluminium	21,494	20,009	41,464	40,473	79,589

Other activities	3,044	3,212	6,146	6,428	12,869
Corporate and eliminations	(2,327)	(1,639)	(4,291)	(4,062)	(9,836)

Total	42,119	37,864	84,271	76,946	153,891

External revenues

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	4,197	3,387	8,373	7,353	13,519
Energy and Oil Marketing 1)	14,128	12,028	29,869	24,599	51,302
Eliminations 1)	—	—	—	—	—

Hydro Oil & Energy	18,325	15,415	38,242	31,952	64,821

Metals	8,764	7,758	16,666	15,564	31,175
Rolled Products	4,843	4,717	9,624	9,561	18,729
Extrusion and Automotive	7,656	7,667	14,891	15,126	29,436
Other and eliminations	145	(137)	153	121	51

Hydro Aluminium	21,408	20,005	41,334	40,372	79,391

Other activities	2,392	2,441	4,697	4,616	9,665
Corporate and eliminations 1)	(6)	3	(2)	6	14

Total	42,119	37,864	84,271	76,946	153,891

1)	Certain internal revenues, including transactions with joint ventures and the effect of marked-to-market valuation of internal derivative contracts, were previously included in external revenues. These revenues, and the elimination thereof, as of the second quarter of 2005 were reported as internal revenues. Prior periods have been reclassified for comparative purposes.

Hydro’s Quarterly Report 2nd quarter — 2005 | 37
Internal revenues

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	9,859	8,042	20,257	16,081	35,443
Energy and Oil Marketing 1)	2,340	1,265	4,292	3,027	8,037
Eliminations 1)	(10,616)	(8,440)	(21,839)	(16,953)	(37,032)

Hydro Oil & Energy	1,583	867	2,710	2,155	6,448

Metals	4,083	3,662	8,390	7,667	16,105
Rolled Products	185	601	335	1,250	1,559
Extrusion and Automotive	5	13	14	32	51
Other and eliminations	(4,187)	(4,272)	(8,609)	(8,848)	(17,517)

Hydro Aluminium	86	4	130	101	198

Other activities	652	771	1,449	1,812	3,204
Corporate and eliminations 1)	(2,321)	(1,642)	(4,289)	(4,068)	(9,850)

Total	—	—	—	—	—

1)	Certain internal revenues, including transactions with joint ventures and the effect of marked-to-market valuation of internal derivative contracts, were previously included in external revenues. These revenues, and the elimination thereof, as of the second quarter of 2005 were reported as internal revenues.

Prior periods have been reclassified for comparative purposes.

Depreciation, depletion and amortization

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	2,293	2,371	4,690	4,843	9,751
Energy and Oil Marketing	170	153	309	301	640
Eliminations	—	—	—	—	—

Hydro Oil & Energy	2,463	2,524	4,999	5,144	10,391

Metals	396	387	776	799	3,718
Rolled Products	147	166	298	338	687
Extrusion and Automotive	378	382	726	741	1,557
Other and eliminations	—	—	—	—	—

Hydro Aluminium	921	935	1,800	1,878	5,962

Other activities	125	128	250	259	532
Corporate and eliminations	6	5	13	7	13

Total	3,515	3,592	7,062	7,288	16,898

38 | Hydro’s Quarterly Report 2nd quarter — 2005
Operating income (loss)

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	9,049	6,606	18,106	13,688	28,363
Energy and Oil Marketing	660	573	1,706	1,306	2,650
Eliminations	(262)	5	(523)	8	131

Hydro Oil & Energy	9,447	7,184	19,289	15,002	31,144

Metals	715	839	1,954	1,807	866
Rolled Products	308	278	538	426	626
Extrusion and Automotive	59	182	23	364	241
Other and eliminations	255	(30)	163	301	72

Hydro Aluminium	1,337	1,269	2,678	2,898	1,805

Other activities	109	47	284	140	312
Corporate and eliminations	362	(210)	758	(474)	(1,414)

Total	11,255	8,290	23,009	17,566	31,847

Adjusted EBITDA

	Second quarter		First half		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	11,348	8,990	22,804	18,583	38,168
Energy and Oil Marketing	881	769	2,101	1,676	3,478
Eliminations	(262)	5	(522)	8	132

Hydro Oil & Energy	11,967	9,764	24,383	20,267	41,778

Metals	1,267	1,305	3,056	2,778	5,298
Rolled Products	464	456	859	791	1,361
Extrusion and Automotive	467	605	810	1,173	1,925
Other and eliminations	255	(31)	164	301	72

Hydro Aluminium	2,453	2,335	4,889	5,043	8,656

Other activities	590	224	1,012	704	1,363
Corporate and eliminations	523	(57)	1,101	(202)	(680)

Total	15,533	12,266	31,385	25,812	51,117

Hydro’s Quarterly Report 2nd quarter — 2005 | 39
Operating income — adjusted EBIT — adjusted EBITDA    Second quarter 2005

	Operating	Non-cons.	Interest	Selected	Other	Adjusted	Depr.	Adjusted
	income (loss)	investees	income	financial	income	EBIT	and	EBITDA
NOK million				income			amort.

Exploration and Production	9,049	1	4	—	—	9,054	2,294	11,348
Energy and Oil Marketing	660	41	10	(2)	—	709	172	881
Eliminations	(262)	(1)	—	1	—	(262)	—	(262)

Hydro Oil & Energy	9,447	41	14	(1)	—	9,501	2,466	11,967

Metals	715	139	3	4	—	861	406	1,267
Rolled Products	308	(6)	1	—	—	303	161	464
Extrusion and Automotive	59	26	3	1	—	89	378	467
Other and eliminations	255	—	—	(1)	—	254	1	255

Hydro Aluminium	1,337	159	7	4	—	1,507	946	2,453

Other activities	109	47	26	51	233	466	124	590
Corporate and eliminations	362	(1)	150	4	—	515	8	523

Total	11,255	246	197	58	233	11,989	3,544	15,533

Operating income — adjusted EBIT — adjusted EBITDA    First half 2005

	Operating	Non-cons.	Interest	Selected	Other	Adjusted	Depr.	Adjusted
	income (loss)	investees	income	financial	income	EBIT	and	EBITDA
NOK million				income			amort.

Exploration and Production	18,106	2	6	(1)	—	18,113	4,691	22,804
Energy and Oil Marketing	1,706	66	19	(3)	—	1,788	313	2,101
Eliminations	(523)	(1)	—	1	—	(523)	1	(522)

Hydro Oil & Energy	19,289	67	25	(3)	—	19,378	5,005	24,383

Metals	1,954	255	5	47	—	2,261	795	3,056
Rolled Products	538	(11)	2	4	—	533	326	859
Extrusion and Automotive	23	54	7	(1)	—	83	727	810
Other and eliminations	163	—	—	—	—	163	1	164

Hydro Aluminium	2,678	298	14	50	—	3,040	1,849	4,889

Other activities	284	95	43	107	233	762	250	1,012
Corporate and eliminations	758	(1)	322	9	—	1,088	13	1,101

Total	23,009	459	404	163	233	24,268	7,117	31,385

40 | Hydro’s Quarterly Report 2nd quarter — 2005
Investments1)

	Second quarter		First half			Year
NOK million	2005	2004	2005	2004		2004

Exploration and Production	2,858	2,175	5,137	4,014		10,607
Energy and Oil Marketing	715	378	1,099	596		1,460
Eliminations	—	—	—	—		—

Hydro Oil & Energy	3,573	2,553	6,236	4,610		12,067

Metals	345	758	662	2,760[2]	)	4,146[2]	)
Rolled Products	74	67	121	178		553
Extrusion and Automotive	270	216	447	590		1,495
Other and eliminations	—	1	—	—		—

Hydro Aluminium	689	1,042	1,230	3,528		6,194

Other activities	276	322	508	492		1,058
Corporate and eliminations	20	8	48	71		145

Total	4,558	3,925	8,022	8,701		19,464

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.

2)	Includes effect of change in accounting principle (FIN 46R). Non-cash increase in investment of NOK 1,275 million.
Quarterly results

	2005		2004
NOK million, (except per share data)	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	42,119	42,152	38,769	38,176	37,864	39,082
Operating income	11,255	11,754	6,234	8,047	8,290	9,276
Income from continuing operations	3,577	3,693	3,638	2,480	2,224	3,135
Earnings per share from continuing operations (in NOK)	14.30	14.70	14.40	9.80	8.70	12.30

Hydro’s Quarterly Report 2nd quarter — 2005 | 41
Signatures
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
For and on behalf of
NORSK HYDRO ASA
/s/ John O. Ottestad
John O. Ottestad
(Executive Vice President and
Chief Financial Officer)
Date: 26 July 2005